September 13, 2017

TSX: SAM

Starcore Reports Q1 2018 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the first quarter ended July 31, 2017 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for the three-month period ended July 31, 2017 (unaudited):

•	Cash and short-term investments on hand is $7.4 million at July 31, 2017;
•	Gold and silver sales of $8.1 million;
•	Loss of $0.3 million, or $(0.01) per share;
•	EBITDA(1) of $443;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2017 and 2016:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2017	2016
Revenues	$ 8,095	$ 7,188
Cost of Sales	(8,474)	(6,040)
Earnings (loss) from mining and toll processing operations	(379)	1,148
Administrative Expenses Income tax recovery (expense)	(600) 685	(857) 195
Net income	$ (294)	$ 486
(i) Income (loss) per share – basic	$ (0.01)	$ 0.01
(ii) Income (loss) per share – diluted	$ (0.01)	$ 0.01

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Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2017	2016
Net income	$ (294)	$ 486
Income tax recovery	(685)	(195)
Interest	26	212
Depreciation and depletion	1,396	1,361
EBITDA	$ 443	$ 1,864
EBITDA MARGIN(2)	5.5%	25.9%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended July 31, 2017:

•	Equivalent gold production of 3,888 ounces;
•	Mine operating cash cost of US$1,052/EqOz;

•         All-in sustaining costs of US$1,244/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2017 and 2016 and for the previous year ended April 30, 2017:

		Actual Results for
	Unit of measure	3 months ended July 31, 2017	3 months ended July 31, 2016	12 months ended April 30, 2017
Mine Production of Gold in Dore	thousand ounces	3.7	4.0	14.2
Minie Production of Silver in Dore	thousand ounces	15.2	15.8	66.1
Gold equivalent ounces	thousand ounces	3.9	4.2	15.2

Silver to Gold equivalency ratio		74.9	71.6	70.2
Mine Gold grade	grams/tonne	1.97	2.17	1.97
Mine Silver grade	grams/tonne	12.6	16.2	16.1
Mine Gold recovery	percent	85.0%	86.6%	81.5%
Mine Silver recovery	percent	51.2%	46.0%	46.5%
Milled	thousands of tonnes	69.8	66.1	275.1
Mine operating cash cost per tonne milled	US dollars	59	54	53
Mine operating cash cost per equivalent ounce	US dollars	1,052	853	969

“We are focused on production and additions to management will assist in restoring production to normal levels,” reported Robert Eadie, President of the Company.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico, and Altiplano Gold Silver, S.A. de C.V., which operates the newly commissioned Altiplano Concentrate Processing Plant located in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange.

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The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties which are exclusively located in North America.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.